SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated August 12, 2011.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

For Immediate Release	August 12, 2011

SONDE RESOURCES CORP.  ANNOUNCES SECOND QUARTER 2011
FINANCIAL, OPERATING AND DRUMHELLER DRILLING RESULTS

CALGARY, ALBERTA--(Marketwire – August 12, 2011) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces the release of its financial and operating results for the second quarter ended June 30, 2011 and management's discussion and analysis and financial statements for the second quarter ended June 30, 2011, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Shareholders have the ability to receive a hard copy of the Sonde's complete second quarter financial statements free of charge upon request.

Drumheller Drilling Results

In May and June, Sonde drilled and cased three horizontal development wells in its Mannville “I” oil pool at Drumheller in section 29-19W4.  The program was designed to test the economic viability of re-developing the entire pool using horizontal drilling and multi-stage hydraulic fracturing technology (“frac”).  Specifically, these inaugural wells were located to test the viability of:

•	re-developing the portion of the pool with the highest water cuts (Sonde 3-4);
•	re-developing the most depleted portions of the existing pool (Sonde 3-5);
•	developing / re-developing the thinner edges of pool (Sonde 14-14).

In late June, the Sonde 3-4 well was completed with 12 stages of gelled propane. Three more stages will be added to the well at a later date.  The well came online flowing at an initial 7-day average rate of 414 bbl oil/day and  0.6 MMcf gas/day (514 Boe/day) and it continued to flow unassisted for the next 30 days at rates averaging 192 Boe/d. A significant portion of the decline is due to the need to install artificial lift on the well.

In late July, the Sonde 3-5 was completed with 15 stages of gelled water; the well will be placed on pump and connected to Sonde’s 9-9 central battery in early August.  Sonde will report preliminary results on this well after gathering enough production data to obtain a reliable stabilized rate.

Sonde elected to compare the two different frac types on the first two wells in order to more fully understand the range of development options and costs at an early stage in the program.  When sufficient data is available on the 3-5 well, Sonde will determine a preferred frac treatment and proceed with completing the Sonde 14-14.

Jack Schanck, Sonde’s President and CEO, said “We are obviously pleased with the results of our inaugural 3-4 well, which has produced at higher rates than anticipated during the first month.  It is particularly significant that the well has now been flowing un-assisted for more than 30 days, suggesting that depletion from vertical wells has been less than anticipated, and remaining reserves higher than expected, in the area.  We believe the 3-4 to be an early proof-of-concept for the program;  in addition, Sonde is on an important learning curve and drilling and completion costs should continue to decline as new lessons are learned.  We look forward to getting production data on the other two wells, and are well-capitalized and operationally prepared to immediately proceed with a larger-scale re-development of the pool if results warrant.”

Sonde operates and owns a majority working interest in approximately 120 net horizontal locations for oil development in the greater Drumheller area, including 44 net locations in the Mannville “I” pool.  Sonde plans an additional six horizontal wells in Drumheller by the end of 2011, as well as two horizontal development wells in the Windfall Gething pool, and one horizontal Duvernay exploration well.  Sonde is financially well-positioned to complete these planned activities, with approximately $53 million cash, and $53 million in available credit lines.

Sonde continues to focus on its extensive portfolio of suspended wells. In the first six months of the year Sonde performed 12 recompletions and 12 workovers which generated enough new production to  effectively eliminate base declines. In addition, concentrating on liquids-rich opportunities allowed the Sonde to decrease its gas proportion of production to approximately 74% in the three months ending June 30, 2011, as compared to 79% gas in the same quarter last year.

Business Overview and Future Strategy

Sonde anticipates that 2011 Western Canada capital expenditures will approximate $34 million with near-term focus on the Drumheller and Kaybob core areas.

Sonde is focused on the maximization of long-term sustainable value to its shareholders by:

•
Developing the Western Canada asset base to increase average daily production along with  replacement of producing reserves on an economic and cost effective basis through exploitation, full-cycle exploration and strategic acquisition.

•	Currently evaluating its entire acreage position in anticipation of an aggressive oil and liquids oriented, multi-year drilling program.

•	Establishing organic growth through repeatable drilling programmes.

•
Providing shareholders access to high-leverage oil-oriented growth in Western Canada by purchasing a significant number annually of lease acreage in emerging “oil-resource”  plays such as the Kaybob-area and Duvernay.

•	Preserving our assets in North Africa while exploring options after Force Majeure is concluded.

Sonde filed its second quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and with the Securities and Exchange Commission on August 12, 2011. The going concern explanatory note included in the first quarter and earlier reports has been removed as the conclusion of the sale of Sonde’s Trinidad and Tobago assets has secured sufficient cash to further Sonde’s business plan in the near future.

Second Quarter Financial and Operational Review

	Three months ended June 30			Six months ended June 30

($ thousands except share, per share and operating amounts) (unaudited)
	2011	2010	% change	2011	2010	% change
Financial
Petroleum and natural gas sales, net	7,747	7,682	1	16,496	16,283	1
Cash flow from operations (1)	423	727	(42)	1,663	3,780	(56)
Cash flow per share – basic (1)	$0.01	$0.01	-	$0.03	$0.06	(50)
Net income (loss)	2,781	(19,988)	na	(3,480)	(22,685)	na
Net income (loss) per share - basic	$0.04	$(0.33)	na	$(0.06)	$(0.38)	na
Capital expenditures	10,576	8,714	21	22,898	17,357	32
Working capital surplus	12,920	36,757	(65)	12,920	36,757	(65)
Shares outstanding at period end	62,301	62,296	-	62,301	62,296	-
Operating
Natural gas (mcf/d)	11,509	13,631	(16)	11,941	13,369	(11)
Natural gas liquids (bbl/d)	203	158	28	205	148	39
Crude oil (bbl/d)	463	462	-	466	459	2
Total production (boe/d)	2,584	2,892	(11)	2,661	2,836	(6)
Prices
Natural gas ($/mcf)	$4.09	$4.57	(11)	$4.16	$5.09	(18)
Natural gas liquids ($/bbl)	$71.35	$72.83	(2)	$68.61	$58.78	17
Crude oil ($/bbl)	$97.35	$70.13	39	$90.32	$73.43	23
Total ($/boe)	$41.29	$36.64	13	$39.78	$39.02	2

(1) Non-GAAP measure

Western Canada daily production for the second quarter averaged 2,584 boe/d compared to 2,892 boe/d for the same quarter in 2010. This quarter was slightly lower than the first quarter of 2011 average of 2,740 boe/d . The natural gas volume declines were partially offset by new crude oil production.

•
The second quarter production revenue after transportation, royalties and realized hedging activities was $7.7 million compared to $7.7 million in 2010. Sonde realized an average sales price of $41.29 including hedging activity per boe for the second quarter compared to $36.64 per boe in the second quarter of 2010 and $35.48 in the first quarter of 2011. We continue to emphasize crude oil or liquids-rich natural gas production with our capital programs.

•
Combined operating and well workover expenses for the three months ended June 30, 2011 were $3.2 million or $13.62 per boe, compared to $2.7 million or $10.23 per boe for the same period in 2010.  Combined expenses for the six months ended June 30, 2011 were $6.9 million or $14.35 per boe, compared to $5.6 million or $10.84 per boe for the same period in 2010. The increase from 2010 to 2011 is attributable to additional workovers performed, higher fixed labor costs from increased field staff and increased chemical use due to colder weather.

•
Sonde declared that Force Majeure due to sanctions and a state of war in Libya prevent it from operating in North Africa (on the 7th of November Block).  This declaration puts Sonde’s position on hold without penalty.

Sonde accounted for its Trinidad and Tobago Assets as discontinued operations.  Our Condensed Consolidated Statements of Financial Position reflect our Western Canada, North Africa and corporate activities.  Sonde closed the sale of the Trinidad and Tobago assets and received $57 million of cash proceeds on June 23, 2011.  On August 4, 2011, we received the US$20 million previously recorded as restricted cash. “The sale of Trinidad assets is part of a progression of strategic initiatives within Sonde to allow Sonde to focus its business strategy, increase profitability and improve its balance sheet position”, said Mr. Schanck, “This sale will enable Sonde to refocus its efforts on its core, operated exploration and development opportunities in Western Canada and will better position Sonde for growth in production, cash flow and reserves over the next several years.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and cash flow per share, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and cash flow per share are relevant indicators of the Sonde’s financial performance, ability to fund future capital expenditures and repay debt. Cash flow from operations and cash flow per share should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of Sonde's performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding Sonde’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa, the expected continued production growth and strategy of Sonde, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	August 12, 2011	By:	/s/ Kurt Nelson
			Name:	Kurt Nelson
			Title:	Chief Financial Officer